Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for each of the five most recent fiscal years and the three months ended March 31, 2017.

	Year ended December 31,					Three Months ended March 31,
	2012	2013	2014	2015	2016	2017(1)
	(EUR in millions, except for ratio)
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(876)	395	1,011	1,511	(1,387)	(273)
Fixed charges:
Interest expense(2)	271	334	212	148	276	57
Interest portion of rental expense(3)	119	80	51	54	114	27
Total fixed charges	391	413	262	202	390	84
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	(485)	808	1,273	1,713	(997)	(189)
Ratio of earnings to fixed charges	(1.24)	1.96	4.85	8.49	(2.56)	(2.24)
Fixed charge deficiency (millions of EUR)	876	—	—	—	1,387	273

(1)         Based on unaudited numbers.

(2)         Interest expense consists of interest expense on financial liabilities carried at amortized cost, net interest expense on derivatives not under hedge accounting, net interest on defined benefit pensions, and interest expense related to discontinued operations. Fixed charges exclude accrued interest cost on uncertain tax positions.

(3)         The interest portion of rental expense is based on one-third of annual rent expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.